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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 FINAL AMENDMENT

                        RULE 13E-3 TRANSACTION STATEMENT

         (PURSUANT TO SECTION 13(e) OF SECURITIES EXCHANGE ACT OF 1934)


                        BIOSEARCH MEDICAL PRODUCTS, INC.
                        --------------------------------
                              (Name of the Issuer)


Joint filing by:

       BIOSEARCH MEDICAL PRODUCTS, INC.; HYDROMER, INC.; MANFRED F. DYCK,
              ROBERT J. MORAVSIK, URSULA M. DYCK AND MARTIN C. DYCK
 -----------------------------------------------------------------------------
                        (Name of Person Filing Statement)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   090660 20 0
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                       ROBERT J. MORAVSIK, GENERAL COUNSEL
 BIOSEARCH MEDICAL PRODUCTS, INC., 35A INDUSTRIAL PARKWAY, SOMERVILLE, NJ 08876
 ------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communication on Behalf of Person Filing Statement)

       This statement is filed in connection with (Check appropriate box)

          a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or rule 13E-3(c) under the Securities Exchange Act of 1934.

          b. [ ] The filing of a registration statement under the Securities Act of 1933.

          c. [ ]  A tender offer.

          d. [ ]  None of the above.

Check the following box if the soliciting materials of information statement referred to in checking box (a) are preliminary copies.

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Rule 13e-3 Transaction Statement

INTRODUCTION

This final amendment amends and supplements the transaction statement, Schedule 13E-3, dated June 8, 1999, as amended August 2, 1999, August 6, 1999, October 1, 1999, November 2, 1999 and November 11, 1999, filed by Biosearch Medical Products, Inc., Hydromer, Inc., Manfred F. Dyck, Robert J. Moravsik, Ursula M. Dyck and Martin C. Dyck, pursuant to Section 13(e) of the Securities Exchange Act and Rule 13E-3 thereunder, in connection with the Information Statement on
Schedule 14A filed with the Securities Exchange Commission (SEC) by Biosearch Medical Products, Inc. on June 1, 1999, as amended June 8, 1999, August 2, 1999, August 6, 1999, October 1, 1999, November 2, 1999 and November 11, 1999 and the definitive Information Statement filed on Schedule 14A filed by Biosearch Medical Products Inc. with the SEC on November 22, 1999.

Item 16. Additional Information.

     At the Annual Meeting of Shareholders of Biosearch Medical Products, Inc. held on February 2, 2000, the shareholders of Biosearch Medical Products, Inc. approved a plan by which the issued and outstanding common shares of Biosearch Medical Products, Inc. were acquired by Hydromer, Inc. and converted to a right to receive $0.20 per share pursuant to the provisions of Chapter 10 of the New Jersey Business Corporation Act. The exchange became final on February 3, 2000 with the filing of the Certificate of Exchange with the Division of Commercial Recording of the State of New Jersey. As a result of the Exchange, Hydromer Inc. became the owner of 100% of the issued and outstanding shares of Biosearch Medical Products, Inc. Shares of Biosearch Medical Products Inc. held by persons other than Hydromer, Inc. have been converted to the right to receive consideration of $0.20 per share.

Item 17. Exhibits.

Item 17 is amended and supplemented as follows:

(d) (1) Certificate of Exchange filed with the Division of Commercial recording of the State of New Jersey

(d) (2) press Release issued by Hydromer, Inc. on February 3, 2000.


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SIGNATURES

                                                             FEBRUARY 3, 2000
                                                             -------------------
                                                             (Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

On behalf of Hydromer, Inc. and as an affiliated person

 /s/   MANFRED F. DYCK
-----------------------------------------------------------
Manfred F. Dyck, C.E.O Hydromer, Inc.
Director of Hydromer, Inc.
An affiliated person

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

On behalf of Biosearch Medical Products, Inc. and as an affiliated person

 /s/  MARTIN C. DYCK
-----------------------------------------------------------
Martin C. Dyck, President, Biosearch Medical Products, Inc.
Director of Biosearch Medical Products, Inc.
An affiliated person

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/  URSULA M. DYCK
-----------------------------------------------------------
Director of Hydromer, An affiliated person

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/  ROBERT J. MORAVSIK
-----------------------------------------------------------
Vice President, General Counsel and Secretary of Biosearch Medical Products,
Inc.
Vice President and General Counsel of Hydromer, Inc. a filing person.


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                             CERTIFICATE OF EXCHANGE
                                 BY AND BETWEEN
                                 HYDROMER, INC.
                                       AND
                        BIOSEARCH MEDICAL PRODUCTS, INC.

     The undersigned, pursuant to Section 14A:10-13 of the New Jersey Business Corporation Act, do hereby certify as follows:

          1. Biosearch Medical Products, Inc. ("BMP"), the acquired corporation, is incorporated under the laws of the State of New Jersey. Hydromer Inc., ("HYDI"), the acquiring corporation, is incorporated under the laws of the State of New Jersey.

          2. BMP is to be acquired by HYDI pursuant to the Plan of Exchange attached hereto as Exhibit A (the "Plan") incorporated herein by reference.

          3. The Shareholders of BMP approved the Plan at a meeting of Shareholders held on February 2, 2,000. The vote approving the Plan was as follows:

                  Number of Common Shares
                  entitled to vote on
                  the Plan                               2,202,997

                  Shares voted in favor
                  of the Plan                            1,903,828

                  Shares voted against
                  the Plan                                  48,835

          4. The Plan was approved by the Board of Directors of HYDI by unanimous written consent dated May 18, 1999, and was approved by the Board of Directors of BMP by unanimous vote at a meeting held on May 27, 1999.

          5. The Plan shall become effective upon the filing of this Certificate of Exchange with the Division of Commercial Recording of the State of New Jersey.


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     IN WITNESS WHEREOF, each of the undersigned corporations have caused this
Certificate of Exchange to be executed by their duly authorized officers and their respective corporate seals affixed hereto as of the third day of February, 2000.

ATTEST:                                      BIOSEARCH MEDICAL
                                             PRODUCTS, INC.



/s/ ROBERT J. MORAVSIK                       By:/s/ MARTIN C.DYCK
-----------------------------                   --------------------------------
Robert J. Moravsik, Secretary                   Martin C. Dyck, President



ATTEST:                                      HYDROMER, INC.



/s/ ROBERT D. FRAWLEY                        By: /s/ MANFRED F. DYCK
----------------------------                    --------------------------------
Robert D. Frawley, Secretary                    Manfred F. Dyck, President


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d(1) exhibit

                                PLAN OF EXCHANGE
                                 BY AND BETWEEN
                                 HYDROMER, INC.
                                       AND
                        BIOSEARCH MEDICAL PRODUCTS, INC.

     This is a Plan Of Exchange ("PLAN") by and between Hydromer Inc., a corporation of the State of New Jersey ("HYDI " or "Acquiring Corporation") and BioSearch Medical Products, Inc. a corporation of the State of New Jersey ("BMP").

     I.   PLAN OF EXCHANGE

     1.01. A PLAN by which the issued and outstanding common shares of BMP are acquired by HYDI and converted to a right to receive $0.20 per BMP share pursuant to the provisions of Chapter 10 of the New Jersey Business Corporation Act is adopted as follows:

          (a) On the EFFECTIVE DATE, all the issued and outstanding common shares of BMP shall be deemed to be acquired by HYDI.

          (b) On the EFFECTIVE DATE, each issued and outstanding common share of BMP shall be converted into a right to receive $0.20. Each holder of issued and outstanding BMP shares on the EFFECTIVE DATE shall be entitled to receive, upon surrender to HYDI or its transfer agent of a certificate or certificates representing such shares in accordance with such reasonable procedures and conditions with respect to such surrender as HYDI and BMP shall establish, a check for a cash amount representing that number of BMP shares surrendered multiplied by $0.20. Certificates for BMP shares not surrendered to HYDI shall, after the EFFECTIVE DATE, be deemed to represent such right to receive $0.20 for each BMP share represented by such certificate.

          (c) When this PLAN shall become effective, BMP shall continue its corporate existence as a wholly owned subsidiary of HYDI, and the Certificate of Incorporation of BMP, as existing on the EFFECTIVE DATE shall continue in full force and effect as the Certificate of Incorporation of BMP until altered, amended or repealed as provided in the Certificate or as provided by law.

          (d) Warrants, options and rights to purchase shares of BMP shall be converted to rights to purchase a cash payment of $0.20. Options to purchase shares of BMP which have an exercise price of less than $0.20 shall be redeemed by the payment to the holder of such option of the difference between the exercise


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               price and $0.20. Options to purchase shares of BMP which have an exercise price of greater than $0.20 shall be extinguished.

          (e) The Certificate of Incorporation of HYDI, as existing on the EFFECTIVE DATE, shall continue in full force and effect as the Certificate of Incorporation of the Acquiring Corporation until altered, amended or repealed as provided in the Certificate or as provided by law.

     1.02. The effective date of the PLAN ("EFFECTIVE DATE") shall be upon recordation with the Division of Commercial Recording in the State of New Jersey.

     II. REPRESENTATIONS AND WARRANTIES OF CONSTITUENT CORPORATIONS

         2.01. HYDI represents and warrants to BMP that it is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey with corporate power and authority to own property and carry on its business as it is now being conducted, and to enter into and carry out the terms of this PLAN OF EXCHANGE.

         2.02. (a) BMP represents and warrants to the HYDI that BMP is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey with corporate power and authority to own property and carry on its business as it is now being conducted. and to enter into and carry out the terms of this PLAN OF EXCHANGE.

               (b) BMP has an authorized capital of 5,000,000 shares of common stock of which, prior to the EFFECTIVE DATE, 2,202,878 shares are validly issued and outstanding and 257,000 are subject to warrants, options and rights to purchase.

     III. COVENANTS AND OBLIGATIONS PRIOR TO THE EFFECTIVE DATE

     3.01. Pending consummation of this PLAN, each of the constituent corporations will carry on its business in substantially the same manner as before and will use its best efforts to maintain its business organization intact, to retain its present employees, and to maintain its relationships with suppliers and other business contacts.

     IV. DIRECTORS AND OFFICERS

         4.01. (a) The Board of Directors of BMP on the EFFECTIVE DATE shall serve as the Board of Directors until until their successors have been elected and qualified.

               (b) If a vacancy shall exist on the Board of Directors of the BMP


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               on the EFFECTIVE DATE, the vacancy may be filled as provided in the By-laws of BMP.

     V. BY-LAWS

         5.01. The By-laws of HYDI and BMP as existing on the EFFECTIVE DATE shall continue in full force until altered, amended or repealed as provided in such By-laws or as provided by law.

     VI. TERMINATION

         6.01. This Plan may be terminated and abandoned at any time prior to the EFFECTIVE DATE at the election of the Board of Directors of HYDI or BMP. If between the date of this PLAN and on the EFFECTIVE DATE there shall have been in the opinion of such Board of Directors any materially adverse change in the business or condition, financial or otherwise, of either corporation.

     VII. MISCELLANEOUS

         7.01. The validity, interpretation and performance of this PLAN shall be governed by, construed and enforced in accordance with the laws of the State of New Jersey.

         7.02. The original executed copy of this PLAN is on file at the principal place of business of HYDI, 35 Industrial Parkway, Branchburg, NJ 08876.

         7.03. A copy of the PLAN will be furnished without cost to any shareholder of BMP or HYDI upon request.

     IN WITNESS WHEREOF, the parties hereto caused this PLAN to be executed by their duly authorized officers and their respective corporate seals affixed hereto on the twenty-seventh day of May, 1999.


                                                HYDROMER INC.

ATTEST:


By: /s/ ROBERT D. FRAWLEY                       By:   /s/ KENNETH BRICE
    -----------------------------                  -----------------------------
      Secretary                                          Vice-President
                                                 BIOSEARCH MEDICAL PRODUCTS INC.

ATTEST:


By: /s/ ROBERT J. MORAVSIK                      By: /s/ MARTIN C. DYCK
    -----------------------------                  -----------------------------
      Secretary                                         Vice-President

FOR IMMEDIATE RELEASE

                                 HYDROMER, Inc.

                  ANNOUNCES CLOSING OF BIOSEARCH, Inc. PURCHASE

SOMERVILLE, New Jersey, February 3, 2000, ---Hydromer, Inc.(OTC Bulletin
Board: HYDI) today announces that it concluded all the formalities involved in the purchase of the stock of Biosearch Medical Products, Inc. On February 2, 2000 the stockholders of Biosearch Medical Products, Inc. voted in favor of exchanging their shares for $0.20 per share. Today, the Hydromer Board of Directors have concluded that all conditions of the exchange have been met and authorized the filing of a Certificate of Exchange with the State of New Jersey. The certificates held by the former Biosearch stockholders are now evidence of the right to receive $0.20 per share; Hydromer will contact these certificate holders and request they send in the certificates in exchange for the payment.

Manfred F. Dyck, C.E.O. and President of Hydromer indicated "This union of the two companies will increase our ability to compete in the marketplace with more extensive products and services, namely: production and coating of medical devices on an OEM basis, the coating of products produced by others in the medical, optical and industrial markets, the sale of cosmetic bases and coating compounds and the building of custom coating machinery, incorporating the proprietary processes and chemicals developed by Biosearch and Hydromer.

Hydromer and Biosearch have a long history of a cooperative working relationship. Hydromer supplied a bulk of the medical coating solutions which Biosearch has incorporated into its products as Biosearch holds the FDA registration as a medical device manufacturer with designs and procedures that have been reviewed under the FDA GMP's and the requirements set by ISO. This union will increase the ability to devise better coatings and products on a continual basis."

It is expected that the filing requirements with the SEC will be met before the week ends. For further information, contact Bob Moravsik, General Counsel at 908-526-2828.